Potbelly Corporation
111 N. Canal Street, Suite 325
Chicago, Illinois 60606

May 15, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Potbelly Corporation
Registration Statement on Form S-3
File Number 333-279213

Ladies and Gentlemen:

Potbelly Corporation hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern Time on May 17, 2024, or as soon thereafter as practicable.

Please telephone the undersigned at (312) 676-3311 or Flora R. Perez of Greenberg Traurig, P.A. at (954) 768-8210 if you have any questions with respect to the foregoing.

Very truly yours,

POTBELLY CORPORATION
By:	/s/ Adiya Dixon
Name: Adiya Dixon
Title: Chief Legal Officer and Secretary